UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                    For the Quarter Ending June 30,1998

                              OZEMAIL LIMITED
                              ACN 066 387 157

 OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NEW SOUTH WALES 2065 AUSTRALIA
                  (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    FORM 20-F   X      FORM 40-F
                             -------             ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          YES                  NO  X
                             -------             ------

                                    FORM 6-K

                       FOR THE QUARTER ENDED JUNE 30, 1998

                                      INDEX

PART I.  FINANCIAL INFORMATION

               ITEM 1

               CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

               Condensed Consolidated Balance Sheet as of December 31, 1997 and June 30, 1998.

               Condensed Consolidated Statement of Operations for the Three Months Ended June 30, 1997 and 1998 and for the Six Months Ended

               June 30, 1997 and 1998.

               Condensed Consolidated Statement of Cash Flows for the Six Months Ended June 30, 1997 and 1998.

               Notes to Condensed Consolidated Interim Financial Statements

               ITEM 2

               Management's Discussion and Analysis of Financial Condition and Results of Operations

               SIGNATURES

                                 OZEMAIL LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEET
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

                                                                   DECEMBER 31,    JUNE 30,
ASSETS                                                                 1997          1998
                                                                   ------------  ------------

CURRENT ASSETS:

Cash and cash equivalents                                             A$ 51,614     A$ 15,984
Restricted term deposits                                                     --         3,720
Accounts receivable - trade, net of allowances of A$889 and
A$2,417, respectively                                                     8,427        13,026
Receivable from shareholder                                                  32            --
Other receivables                                                         2,331         1,707
Income tax receivable                                                        --           509
Other current assets                                                      2,520         3,838
                                                                     ----------     ---------
         TOTAL CURRENT ASSETS                                            64,924        38,784

Plant and equipment, net                                                 27,179        27,413
Non-current investments                                                   1,559         1,535
Goodwill and other intangibles                                           19,839        21,945
Restricted term deposits                                                     --         4,585
Net deferred tax assets                                                     285         2,114
Other non-current assets                                                     --         3,558
                                                                     ----------     ---------
TOTAL ASSETS                                                         A$ 113,786     A$ 99,934
                                                                     ==========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable                                                      A$ 19,936     A$ 20,015
Deferred consideration                                                    4,407         4,407
Current portion of financing - lease liability                            3,836         4,684
Short term loan - due to Metro                                            2,043            --
Accrued expenses and other liabilities                                    7,513         4,399
Deposits under agreements with Metro                                     18,686            --
Income taxes payable                                                      3,776            --
                                                                     ----------     ---------
         TOTAL CURRENT LIABILITIES                                       60,197        33,505
Non-current portion of financing - lease liability                        4,423         2,690
                                                                     ----------     ---------
         TOTAL LIABILITIES                                               64,620        36,195
                                                                     ----------     ---------

Commitments and contingencies (Note 8)                                       --            --

SHAREHOLDERS' EQUITY:

Ordinary Shares, A$0.004 par value; 1,250,000,000 shares
authorized; 111,000,010 and 121,448,250 shares issued and
outstanding, respectively                                                   444           486
Additional paid-in capital                                               64,636        89,570
Accumulated deficit                                                    (15,916)       (23,449)
Dividends                                                                    --       (2,858)
Other comprehensive income (loss), net                                        2          (10)
                                                                     ----------     ---------
         TOTAL SHAREHOLDERS' EQUITY                                      49,166        63,739
                                                                     ----------     ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           A$ 113,786     A$ 99,934
                                                                     ==========     =========

         The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                                 OZEMAIL LIMITED

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                       THREE MONTHS ENDED                SIX MONTHS ENDED
                                                              JUNE 30,                       JUNE 30,

                                                      1997             1998             1997           1998
                                                  --------------  --------------  --------------  --------------

Net revenues                                           A$ 13,077       A$ 27,402       A$ 23,829       A$ 49,434

Costs and expenses:
Cost of revenues - network operations and support          3,842           6,606           7,008          12,540
Cost of revenues - communications and other                4,604           9,686           8,050          19,252
Sales and marketing                                        3,013           5,716           5,772          10,473
Product development                                        3,423           1,737           5,095           3,253
General and administrative                                 3,502           5,718           4,944           9,977
Amortization of goodwill and other intangibles                 -           1,359               -           2,490
                                                  --------------  --------------  --------------  --------------
Total costs and expenses                                  18,384          30,822          30,869          57,985
                                                  --------------  --------------  --------------  --------------
Loss from operations                                     (5,307)         (3,420)         (7,040)         (8,551)

Other income (expense):
     Foreign exchange gain, net                                -             321               4             235
     Interest income                                         552             288           1,107             786
     Other income (expense), net                               -              63             941             225
     Interest expense                                      (112)           (153)            (123)           (329)
                                                  --------------  --------------  --------------  --------------
Loss before provision for income taxes                   (4,867)         (2,901)         (5,111)         (7,634)

Income tax (expense) benefit                             (3,423)           (362)         (3,495)             101
                                                  --------------  --------------  --------------  --------------
Net loss                                              A$ (8,290)      A$ (3,263)      A$ (8,606)      A$ (7,533)
                                                  ==============  ==============  ==============  ==============

Basic loss per ordinary share                          A$ (0.08)      A$ (0.027)      A$ (0.083)      A$ (0.064)
                                                  ==============  ==============  ==============  ==============
Diluted loss per ordinary share                        A$ (0.08)      A$ (0.027)      A$ (0.083)      A$ (0.064)
                                                  ==============  ==============  ==============  ==============

Weighted average ordinary shares and share
equivalents
- Basic                                                  103,500         122,797         103,500         118,459
                                                  ==============  ==============  ==============  ==============
- Diluted                                                103,500         122,797         103,500         118,459
                                                  ==============  ==============  ==============  ==============

Basic loss per ADS                                     A$ (0.80)        A$(0.27)      A$  (0.83)        A$(0.64)
                                                  ==============  ==============  ==============  ==============
Diluted loss per ADS                                   A$ (0.80)        A$(0.27)      A$  (0.83)        A$(0.64)
                                                  ==============  ==============  ==============  ==============

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                              OZEMAIL LIMITED
               CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                               (IN THOUSANDS)
                                (UNAUDITED)

                                                                        SIX MONTHS ENDED
                                                                            JUNE 30,
                                                                 --------------------------------
                                                                      1997             1998
                                                                 ---------------  ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                               A$(8,606)       A$ (7,533)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization                                              3,280            9,313
Allowance for bad and doubtful accounts                                    1,064            1,296
Writeback of provisions and expenses incurred                              (556)                -
Loss/(gain) on disposal of plant and equipment                                 5              (5)
Gain on sale of investment in Softbank                                     (775)                -
Changes in assets and liabilities net of effects from purchase of
Camtech:
     Accounts receivable                                                 (1,203)          (6,127)
     Receivable from shareholder                                               -               32
     Other current assets                                                (1,484)          (1,310)
     Accounts payable                                                      1,026          (1,211)
     Accrued expenses and other current
     liabilities                                                           2,347          (2,616)
Increase/(decrease) in income taxes payable/receivable, net                3,870          (4,285)
Increase in deferred income taxes                                          (451)          (1,829)
                                                                 ---------------  ---------------
NET CASH USED IN OPERATING ACTIVITIES                                    (1,483)         (14,275)
                                                                 ---------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Sale of plant and equipment                                                   38               20
Sale of non current investment                                                 -               24
Purchase of plant and equipment                                          (7,560)          (6,716)
Purchase of trade name                                                         -             (77)
Deposit payment for Southern Cross Cable (Note 6)                              -          (3,558)
Payments for restricted term deposits related to
infrastructure purchases (Note 4)                                              -          (6,085)
Distribution to minority shareholders                                      (896)                -
                                                                 ---------------  ---------------
NET CASH USED IN INVESTING ACTIVITIES                                    (8,418)         (16,392)
                                                                 ---------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Net proceeds from sale and leaseback transactions                          5,000                -
Payments under finance lease obligations                                   (980)          (2,187)
Payment of dividends                                                           -          (2,858)
Payments for restricted term deposits under finance lease
obligations (Note 4)                                                           -          (2,220)
Proceeds from common stock issued upon exercise of options                     -            2,314
Proceeds from bank overdraft                                                 120                -
                                                                 ---------------  ---------------
NET CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES                      4,140          (4,951)

Effect of exchange rate changes                                              (5)             (12)
                                                                 ---------------  ---------------
Decrease in cash                                                         (5,766)         (35,630)
Cash and cash equivalents at the beginning of the period                  44,615           51,614
                                                                 ---------------  ---------------
Cash at the end of the period                                          A $38,849         A$15,984
                                                                 ===============  ===============

 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                              OZEMAIL LIMITED
               CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                     (DOLLARS AND SHARES IN THOUSANDS)

                                                              RETAINED
                                                      ADDITIONAL       EARNINGS                        OTHER               TOTAL
                                                        PAID-IN      (ACCUMULATED                   COMPREHENSIVE     SHAREHOLDERS'
                                 SHARES     DOLLARS     CAPITAL        DEFICIT)       DIVIDENDS        INCOME              EQUITY
                                 ------     -------   ----------     ------------     ---------     -------------     -------------
BALANCE AT DECEMBER 31, 1997    111,000       A$444     A$64,636       A$(15,916)           A$-               A$2          A$49,166

  Issuance of Ordinary
  Shares as part of
  Purchase of OzEmail
  Interline (Note 1)              5,400          22       19,863               --            --                --            19,885

  Issuance of Ordinary
  Shares as part of
  Purchase of
  Camtech SA Pty Limited          1,103           4        2,773               --            --                --             2,777

  Common stock issued
  upon exercise of
  options                         3,945          16       2,298                --            --                --             2,314

  Payment of dividends               --          --          --                --       (2,858)                --           (2,858)

  Other comprehensive
  income                             --          --           --               --            --              (12)              (12)

  Net (loss)                         --          --           --          (7,533)            --                --           (7,533)
                                -------     -------      -------        ---------     ---------         ---------         ---------

  BALANCE AT JUNE 30, 1998      121,448       A$486     A$89,570       A$(23,449)     A$(2,858)            A$(10)          A$63,739
                                =======     =======     ========       ==========     =========           =======         =========

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

                              OZEMAIL LIMITED

 NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - THE COMPANY

The Company

          OzEmail Limited (the "Company" or "OzEmail") and its subsidiaries provide Internet access and other value added services in Australia and New Zealand.

          In April 1998, OzEmail bought out Metro Holdings' AG ("Metro") equity interest in OzEmail Interline, thereby increasing its equity interest to 88%. OzEmail issued 5,400,000 Ordinary Shares with a market value per Ordinary Share of US$2.2125, giving rise to a total consideration of A$18,520,000. Metro also agreed to forgive a debt of A$2,043,000 owed by OzEmail Interline. At the same time, OzEmail and Metro agreed to terminate the Metro exclusive license agreement for no consideration.

          On May 29, 1998, approximately 3,000,000 of OzEmail's Ordinary Shares held by the founders of the Company were listed and sold on the Australian Securities Exchange (ASX). The Company did not receive any proceeds from this listing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

          The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and in accordance with Article 10 of Regulation S-X. The condensed balance sheet as of December 31, 1997 and June 30, 1998, the condensed statement of operations for the three and six months ended June 30, 1997 and 1998, and the condensed statement of cash flows for the six months ended June 30, 1997 and 1998 have been prepared by the Company, and have not been audited. In the opinion of management, these interim financial statements reflect all adjustments, consisting of normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows of the Company at June 30, 1998, and for all periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in financial statements and related footnotes prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be reviewed in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

          The results for the three and six month period ended June 30, 1998, are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1998, or any future period.

          The Company conducts most of its business in Australian dollars. Amounts included in the financial statements and in notes herein are in Australian dollars and referenced as "A$." References to "US$" are to United States dollars and references to "NZ$" are to New Zealand dollars.

Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

          The Consolidated Financial Statements include the accounts of OzEmail and its controlled subsidiaries: Voyager; Access One; OzEmail Interline; OzEmail Fax Investments; OzEmail West; OzEmail Technologies; Web Wide Media; and Cyber Publications. All intercompany accounts and transactions have been eliminated.

          Losses in excess of minority interest in consolidated subsidiaries are fully provided for by the Company.

Business Combinations

          Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their estimated fair value at the date of acquisition.

Revenue recognition

          The Company's net revenues consist primarily of hourly connect time and monthly user charges for access to the Internet and are recognized over the period such services are rendered, if collection of the resulting receivable is deemed probable and provided no significant obligations remain outstanding. Net revenues also include charges for one-time Internet registration; sales of the Company's value added services; set-up and establishment fees; and advertising revenues received from the provision of online content. Revenues from registration, set-up and establishment fees are recognized at the time registration, set-up and establishment services are completed and related software, hardware and other services are delivered or provided. Revenues for product sales and related Internet services are recognized as products and services are delivered or rendered.

          The Company has also derived revenues from: license fees for licensing of the Internet telephony service offering network affiliates and in respect to the timed charges for the provision of the OzEmail Phone Internet telephony service in Australia.

          In conjunction with providing hourly and monthly Internet access, the Company provides free telephone technical support to its customers. Costs of these services are expensed in the period incurred to match the related revenues recognized from access to the Internet.

Cost of revenues

          The Company segregates its cost of revenues into two categories:
"network operations and support" and "communications and other."

          Cost of revenues - network operations and support includes: technical and customer support staff; network and equipment maintenance and support; depreciation expense on network equipment; amortization of capitalized telecommunication installation costs and applicable overhead costs.

          Cost of revenues - communications and other includes: monthly telecommunications expenses; a fee payable as a percentage of revenue to the New South Wales government for revenues sourced from government customers; merchant commissions on credit card sales; cost of domain name registrations; and cost of other products sold by the Company.

        Cost of revenues in respect to license revenue is considered negligible.

Earnings per share

        Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the periods presented below (information has also been provided for Basic and Diluted earnings per ADS) (dollars and shares in thousands, except earnings per share data):

                                                            THREE MONTHS                     SIX MONTHS
                                                            ENDED JUNE 30,                  ENDED JUNE 30,

                                                         1997           1998           1997           1998
Numerator

Net loss                                               A$(8,290)      A$(3,263)      A$(8,606)      A$(7,533)
                                                       =========      =========      =========      =========

Denominator for basic earnings per ordinary share

Weighted ordinary shares                                 103,500        119,997        103,500        115,659
Weighted contingently issuable ordinary shares                 -          2,800              -          2,800
                                                       ---------      ---------      ---------      ---------
                                                         103,500        122,797        103,500        118,459
                                                       =========      =========      =========      =========
                                     Page 8

Effect of dilutive securities                                  -              -              -              -
                                                       ---------      ---------      ---------      ---------
Denominator for diluted earnings per                     103,500        122,797        103,500        118,459
ordinary share                                         =========      =========      =========      =========

Loss per ordinary share

   Basic                                                A$(0.08)      A$(0.027)      A$(0.083)      A$(0.064)
                                                       =========      =========      =========      =========
   Diluted                                              A$(0.08)      A$(0.027)      A$(0.083)      A$(0.064)
                                                       =========      =========      =========      =========

Loss per ADS (1 ADS is equivalent to 10 ordinary shares):

Basic                                                   A$(0.80)       A$(0.27)       A$(0.83)       A$(0.64)
                                                       =========      =========      =========      =========
Diluted                                                 A$(0.80)       A$(0.27)       A$(0.83)       A$(0.64)
                                                       =========      =========      =========      =========

         Net loss used in the computation of basic and diluted earnings per share is not affected by the assumed issuance of stock under the Company's stock plans and is therefore the same under both calculations.

         Contingently issued ADS's represent shares to be issued in connection with the acquisition of Access One for which all conditions have been met for issuance as of December 31, 1997 and such shares have therefore been included within the calculation of basic earnings per ADS.

         Options to purchase approximately 8,896,000 and 5,833,000 Ordinary Shares were outstanding for the three months ended June 30, 1997 and 1998, respectively, but were excluded from the respective computation of diluted earnings per share because the Company was in a net loss position during this period and to include these options would be anti-dilutive.

Goodwill and other intangibles

        Goodwill consists of the excess of cost over estimated fair value of net assets acquired and certain other intangibles relating to purchase transactions. Goodwill and intangibles are primarily amortized over 5 years. In the second quarter of 1998, amortization costs associated with goodwill and intangibles was A$1,359,000. The Company periodically evaluates the carrying value of goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such circumstances arise, the Company would use an estimate of the undiscounted value of expected future operating cash flows to determine whether goodwill and intangibles are recoverable. If the review indicates that goodwill or intangibles will not be recoverable, the associated asset will be reduced to its estimated recoverable value in the respective period.

Dividends

        Any dividend payments made by the Company would, under the Australian Corporations Law, be limited to the Company's aggregate of amounts available for distribution, which aggregated A$3,840,000 at December 31, 1997 as determined under the Australian Corporations Law. The Directors of the Company declared a fully franked dividend of A$0.025 per share (A$0.25 per ADS) with an Australian ex-dividend date of March 26, 1998 and an Australian dividend payable date of March 27, 1998. The dividend was payable in Australian dollars to those holders of Ordinary Shares. The Bank of New York is responsible for distributing the dividend holders of ADSs in the US dollar equivalent of the Australian dollar payment. The Bank of New York, as depositary of the ADSs, set the ex-dividend date for holders of ADSs as March 21, 1998 American Eastern Standard time, with a dividend payable date of April 6, 1998 American Eastern Standard time.

Recent accounting pronouncements

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company will be required to adopt both statements for the year ended December 31, 1998. Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has adopted SFAS 130 for the purposes of these financial statements in this Form 6-K. Such adoption did not have a material impact. Currently, net income and comprehensive income of the Company is not materially different. SFAS No. 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, if applicable. The Company is currently assessing its disclosure requirements under SFAS No. 131.

          In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This Statement of Position
(SOP) provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires that computer software costs that are incurred in the preliminary project stage, as defined by the standard, should be expensed as incurred. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project) and certain other costs incurred when developing computer software for internal use should be capitalized. The standard is effective for fiscal years beginning after December 15, 1997. The Company has adopted this standard in the first quarter of 1998 the impact of which was not material.

          On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. From time to time the Company has, and may in the future, enter into foreign currency contracts solely for hedging purposes. As of December 31, 1997 and June 30, 1998 there were no outstanding derivative instruments. As the Company's hedging activities are currently limited, management anticipates that the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

NOTE 3 - PLANT AND EQUIPMENT

                                                            DECEMBER 31,        JUNE 30,
                                                               1997               1998
                                                                    (IN THOUSANDS)

Plant and equipment consisted of the following:
  Telecommunications plant and equipment                    A$ 11,619           A$ 13,379
  Telecommunications plant and equipment      under
  finance lease                                                 6,522               6,702
  Computer equipment                                           13,112              16,476
  Computer equipment under finance lease                        3,739               4,851
  Furniture and fittings                                        1,746               2,121
  Leasehold improvements                                        1,917               2,044
                                                            ---------           ---------
                                                               38,655              45,573
Accumulated depreciation and amortization                    (11,476)            (18,160)
                                                            ---------           ---------
Net plant and equipment                                     A$ 27,179            A$27,413
                                                            =========           =========

NOTE 4 - RESTRICTED TERM DEPOSITS

          As at June 30, 1998, the Company had A$3,720,000 and A$4,585,000 of cash held in current and non-current restricted term deposits, respectively, as a condition of various telecommunication related agreements. The term deposits classified as a non-current asset are denominated in US dollars totaling US$2,770,000 and will not be available for use by the Company for at least twelve months.

NOTE 5 - ACQUISITIONS

          On May 8, 1998, the Company signed binding heads of agreement to acquire 55% of the share capital of PowerUp Pty Limited ("PowerUp"), an Internet service provider business based in the state of Queensland, after PowerUp acquires the business of Web Central Pty Limited ("Web Central"), a web hosting business based in Queensland which is controlled by the directors of PowerUp. Completion of the acquisition is contemplated to be during the third quarter of 1998, for a purchase consideration of 55% of 80% of annualized March 1998

WebCentral revenues and 55% of 60% of annualized March 1998 PowerUp revenues, less A$300,000 and less any amount by which the total current liabilities of PowerUp and WebCentral exceed A$380,000. The consideration is payable by allotting an amount of OzEmail Ordinary Shares which is calculated by dividing the purchase consideration by the OzEmail ADS price that was current on May 8, 1998.

          On March 31, 1998, the Company acquired the Internet access business assets and liabilities from Camtech SA Pty Limited ("Camtech"), situated in South Australia. The consideration for the acquisition will be equal to two thirds of Camtech's revenues over the twelve months from March 31, 1998. The immediate payment to Camtech was 1,103,240 Ordinary Shares valued at approximately A$2,777,000 at US$16.525 per ADS (1 ADS representing 10 Ordinary Shares). Goodwill of A$3,270,000 has been recognised after allowing for the estimated fair value of net assets at the date of acquisition and is to be amortised over five years. Any balance payment will be made at the end of the first quarter of 1999. Second, as an incentive to assist in the development of the business, the principals of Camtech will receive from Camtech a payment of 5% of the Internet access revenues arising from the business over the next two years. These payments will be expensed as incurred. The pro-forma effect on the six-month period ended June 30, 1998 is considered immaterial.

NOTE 6 - INTERNATIONAL TRANSMISSION CAPACITY

          In May 1998 the Company, by a wholly owned subsidiary, entered into a partly oral, partly written agreement with Southern Cross Cables Limited ("SX") to obtain capacity through an indefeasible right of use ("IRU") of a fibre optic submarine cable network linking Australia, New Zealand and the United States (the "Cable") for consideration totaling US$12,600,000. This agreement will be finalized by August 31, 1998. The Company's IRU of bandwidth capacity in the Southern Cross Cable is anticipated to provide increased service to its customers at reduced telecommunication costs to the Company. Pursuant to the agreement, the Company was required to pay a discounted part prepayment of US$2,217,000 that has been included in Other non-current assets in the accompanying June 30, 1998 Condensed Consolidated Balance Sheet. As of June 30, 1998, the open commitments relating to this agreement were US$10,080,000 that will be due upon the Cable's ready for service date ("RFS") anticipated in the first quarter of 2000. As required by the underlying agreement, US$2,520,000 of the open commitment is held in a restricted term deposit as of June 30, 1998 (Note 4). The term of the agreement expires on the 15th anniversary of the RFS date, however, it may be extended for a maximum of an additional five years at the option of the Company.

          Additionally, the Company entered into a three-year agreement, commencing April 8, 1998, to lease trans-Pacific satellite services for the provision of data transmission from the United States to Australia. During April 1998, the Company completed testing the satellite link from the West Coast of the United States to its own earth stations in Sydney, Melbourne and Brisbane. Under the terms of the agreement, the Company was required to pay approximately A$789,000 plus associated taxes, fees and duties for the hardware necessary to transmit and receive the satellite signal. Monthly services fees of approximately US$233,000 are payable under the agreement, of which, US$1,306,000 were payable in advance. As of June 30, 1998, the remaining amounts payable under the service agreement approximate US$7,172,000.

NOTE 7 - INCOME TAXES

          Income before provision for income taxes in the second quarter of 1998 includes A$2,117,000 of losses relating to OzEmail Interline and A$368,000 of losses relating to the New Zealand operations of the Company's majority owned subsidiary Voyager.

          Both OzEmail Interline and Voyager (neither of which is a 100%-owned subsidiary of OzEmail), have incurred losses since their formation. As of June 30, 1998, the Company had A$8,962,000 and A$3,233,000 of net operating loss carryforwards associated with the OzEmail Interline and Voyager operations, respectively. These loss carryforwards are available to reduce future taxable income of either entity without any time limitation. However, the loss carryforwards will expire in the event of a change of ownership in these entities of greater than 51%. Management believes that the weight of available evidence indicates that it is more likely than not that these operations will not be able to utilize the net operating loss carryforwards, and thus a full valuation allowance of A$3,226,000 and A$1,164,000 has been recorded at June 30, 1998 with respect to OzEmail Interline and Voyager losses, respectively. If future evidence indicates that the Company will be likely to be able to utilize these operations' net operating loss carryforwards in future years, the valuation allowance will be reduced with a corresponding credit to the Company's tax expense. The Australian corporate tax rate is a flat rate of 36%.

NOTE 8 - CONTINGENCIES

Litigation

          On March 18, 1997, the Australasian Performing Rights Association ("APRA") filed a statement of claim against the Company. APRA claimed that the Company infringed copyright in a variety of musical works owned and controlled by APRA by permitting the Company's customers to download those works. APRA sought injunctive relief and damages against the Company. On June 5, 1998 the Company settled this claim. Under the terms of the settlement, the Company will make a payment to APRA but makes no admission of liability and APRA has undertaken not to institute further proceedings against the Company or any other ISP until June 30, 1999 or until new Australian Commonwealth legislation is enacted, whichever is earlier. The payment to APRA is not material to the Company's financial position or results of operations

          OzEmail owns an 80% equity interest in Voyager, with the remaining 20% equity interest held by two former directors of Voyager (the "Minority Shareholders"). OzEmail and the Minority Shareholders are parties to a Shareholders' Agreement setting out certain rights and restrictions on the employment and stock ownership of the Minority Shareholders. On January 2, 1997 the Minority Shareholders provided formal notice to OzEmail that they wished to exercise their option under the Shareholders Agreement to sell their shares in Voyager to OzEmail at fair value. The parties could not reach a consensus on the price at which such sale of shares would take place and the Minority Shareholders commenced proceedings in September, 1997, in the High Court of New Zealand for recovery of the share sale price. OzEmail has sought legal advice from legal counsel and is defending the matter. The Company has provided for an amount that it believes adequately covers the estimated fair value of the shares and all other costs associated with this claim. The matter has been set down for hearing in August 1998.

          In connection with the acquisition of Access One Pty Limited, as of June 1998, Solution 6 Holdings Limited ("Solution 6") and the Company have yet to reach an agreement as to the working capital adjustment. The Company does not believe that this matter will give rise to any material liability. However, there can be no assurance that the ultimate disposition of this matter will not have a material adverse impact on the business, results of operations or financial condition of the Company

          From time to time, the Company has received, and may in the future receive, notice of claims by other parties against the Company. As of the date of this Form 6-K, the Company is not a party to any other legal proceedings, and is not aware of any other pending or threatened proceedings the outcome of which, in the opinion of management, would have a material adverse impact on the Company's business, results of operations or financial condition.

NOTE 9 - STOCK OPTIONS

          In June 1998, the Directors approved a grant of 500,000 options to an employee to acquire 500,000 Ordinary Shares (equivalent to 50,000 ADSs) under the 1996 Stock Option Plan ("1996 Plan") at an exercise price approximately 12% below the fair market value of the Company's common stock at date of grant. Of these options, 50% vest in the option holder on March 31, 1999 and 50% vest on March 31, 2000. The charge to compensation expense during the second quarter of 1998 was diminimus.

          In January 1998, a total of 1,080,000 options to acquire 1,080,000 Ordinary Shares under the 1996 Plan were granted to employees at an exercise price equal to the fair market value of the Company's common stock at the date of grant. Of these options, 50% vest in the option holders on December 31, 1998, and 50% vest on December 31, 1999.

NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

          The Company entered into a sale and lease-back transaction in December 1997 to the value of A$1,303,000. The sale proceeds were received in the fourth quarter of 1997 and disclosed within accrued expenses and other liabilities in the Balance Sheet as of December 31, 1997. The lease commencement date was January 1, 1998, and the liability was reclassified as a lease liability on this date.

          As part of the consideration of the acquisition from Camtech of its Internet service business, the Company issued 1,103,240 Ordinary Shares for which no cash was received.

          As discussed in Note 1, during April 1998, the Company agreed to repurchase the equity interest in OzEmail Interline held by Metro and rescind the license agreement in exchange for issuing to Metro 5,400,000 of the Company's Ordinary Shares valued at A$18,520,000 on April 15, 1998. Metro also agreed to forgive a debt of A$2,043,000 currently owned by OzEmail Interline. Neither of these transactions had a cash impact.

NOTE 11 - SUBSEQUENT EVENT

          In a press release issued on August 10, 1998, filed with the SEC on a separate Form 6K, the Company announced a planned offering of public debt and equity to raise US$250 million in capital for infrastructure to be deployed for the purpose of acquiring or building communications infrastructure including significant additional dedicated capacity in the Southern Cross Trans Pacific Cable, and long distance, inter- and intra-city, fibre optic cable. See "Management's Discussion and Analysis of Financial Condition and Result of Operations - Liquidity and Capital Resources". This report does not constitute an offer of securities. Any offering of securities will be made by means of a prospectus. The debt securities will neither be offered nor sold in Australia.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

          Except for historical information contained herein, the matters discussed in this report contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Securities and Exchange Commission. The Company disclaims any obligation to update its forward-looking statements.

OVERVIEW

          In the 1998 year to date, the Company has taken a number of steps in order to enhance its position in the Australian, Internet service market and in the Internet telephony sector. Such steps have included:

o acquisition of the Internet service business of Camtech (SA) Pty Limited ("Camtech"), a leading regional Internet service provider in South Australia;

o as part of its ongoing commitment to build the Internet market in Australia, OzEmail is now offering a flat rate pricing plan marketed as OzMegaSaver; to residents in Sydney, Melbourne and Brisbane for $44.95 per month; and

o the introduction of prepaid phone cards by OzEmail to allow users to place telephone calls over the Internet from existing tone dial telephones.

          In April 1998 OzEmail Limited announced two infrastructure initiatives. The Company has completed testing a T3 satellite link from the West Coast of the United States to its own Earth stations in Sydney, Melbourne and Brisbane. The Company also announced it is purchasing IRU's to acquire dedicated fibre capacity between the United States, New Zealand and Australia.

          On May 8, 1998, the Company signed binding heads of agreement to acquire 55% of the share capital of PowerUp Pty Limited ("PowerUp"), an Internet service provider business based in the state of Queensland, after PowerUp acquires the business of Web Central Pty Limited ("WebCentral"), a web hosting business based in Queensland which is controlled by the directors of PowerUp.

          On May 29, 1998, approximately 3,000,000 of OzEmail's Ordinary Shares held by the founders of the Company were listed and sold on the Australian Stock Exchange (ASX). The Company did not receive any proceeds from this listing.

          Pursuant to an agreement dated June 22, 1998, Telstra Corporation Limited ("Telstra") has agreed to supply the Company an accessible Telstra Accelerate ATM Network service ("ATM Network") to allow for the rationalization of the network requirements of the Company. The agreement term is for two years, commencing the effective date of the agreement, and may be continually renewed for two month periods at the option of both the Company and Telstra. The ATM Network is anticipated to be available to the Company during the third quarter of 1998.

          During the second quarter of 1998, the Company has entered into a two year contract with the Vocation Education and Training Corporation to provide Internet services, including an intranet and remote dial-up access services, to the Queensland Technical and Further Education ("TAFE") schools.

          Steps taken to enhance the International Interline Internet Telephony business include:

o a strengthened presence by OzEmail in OzEmail Interline through an agreement in April 1998 to exchange 5,400,000 OzEmail Ordinary Shares for Metro Holdings' 40% equity interest in OzEmail Interline, thereby increasing OzEmail's equity position in OzEmail Interline to 88%;

o an agreement with Cisco Systems Inc. to facilitate the deployment of Internet telephony gateways, roaming authentication and settlement services as part of the OzEmail Interline strategy of being a service provider to providers of Internet telephony services;

o an agreement with Bay Networks Inc. to collaborate on the integration and promotion of their respective Internet telephony technology, services and capabilities;

o an agreement with 13 worldwide affiliates to exclusively market and sub-license OzEmail Interline's Internet telephony gateways; and

o a decision to relocate the headquarters of OzEmail Interline to Silicon Valley in the United States in order to leverage off the intellectual capital to be found in this region.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

          The Company's prospects should be considered in the light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and evolving markets. The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, including user demand for Internet access and services, capital expenditures and other costs relating to the maintenance and expansion of operations, the number and mix of dial up and permanent customers, customer retention rates, pricing changes by the Company and its competitors, new service introductions by the Company and its competitors, delays or expense in obtaining necessary equipment, access to telecommunications transmission capacity supplied by telecommunication carriers, economic conditions in the Internet access and services industry, and general economic conditions. There can be no assurance that the Company will be able to offset the effects of any future price reductions or cost increases with increased numbers of customers, higher revenue from enhanced services, cost reductions or otherwise. There can be no assurance that revenue growth will continue or that the Company will in the future sustain profitability on either a quarterly or annual basis.

          The Company's expense levels are based in part on its expectations regarding future revenues and are fixed to a large extent in the short term. As a result, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall would therefore have a material adverse impact on the Company's results of operations.

          The Company has historically experienced a decrease in demand during Australia and New Zealand's summer months in December, January and February of each year. There can be no assurance that the Company's results in any future quarter will not be negatively affected by such trends.

RESULTS OF OPERATIONS

          The following table sets forth consolidated operating results of the Company as a percentage of net revenues for the periods indicated:

                                                THREE MONTHS                  SIX MONTHS
                                                   ENDED                         ENDED
                                                  JUNE 30,                      JUNE 30,
                                              1997        1998           1997           1998

Net revenues                                  100%        100%           100%           100%

Costs and expenses:

     Cost of revenues - network
     operations and support                   29.4        24.1           29.4           25.4
     Cost of revenues -
     communications and other                 35.2        35.3           33.8           38.9
     Sales and marketing                      23.0        20.9           24.2           21.2
     Product development                      26.2         6.3           21.4            6.6
     General and administrative               26.8        20.9           20.7           20.2
     Amortization of goodwill and
     other intangibles                         0.0         5.0            0.0            5.0
                                             -----------------------------------------------
Total costs and expenses                     140.6       112.5          129.5          117.3
                                             -----------------------------------------------
Loss from operations                        (40.6)      (12.5)         (29.5)         (17.3)

Foreign exchange gain, net                     0.0         1.2            0.0            0.5
Interest income (expense), net                 3.4         0.5            4.1            0.9
Other income (expense), net                    0.0         0.2            3.9            0.5
                                            ------------------------------------------------
Loss before provision for income taxes      (37.2)      (10.6)         (21.5)         (15.4)
                                            ------------------------------------------------
Net loss                                   (63.4)%     (11.9)%        (36.1)%        (15.2)%
                                            ================================================

 THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THREE MONTHS ENDED JUNE 30, 1997

          Net revenues consist primarily of hourly connect-time and monthly user charges for Internet access. Net revenues also include charges for one-time Internet registration; sales of the Company's value added services; set-up and establishment fees; and advertising revenues received from the provision of online content. The Company's revenues are recorded net of discounts and chargebacks. Revenues from access fees are recognized over the period services are provided. Revenues for product sales and related Internet services are recognized as products and services are delivered or rendered. The Company also derives license fee revenues from license fees for licensing of the Internet telephony service offering to network affiliates, and in respect to the time charges for the provision of the OzEmail Phone Internet telephony service offering in Australia. (See Note 2 of Notes to Consolidated Interim Financial Statements (Unaudited)).

          Net Revenues: Total net revenues grew by 109.5% to A$27,402,000 in the second quarter of 1998 from A$13,077,000 in the second quarter of 1997. The increase in revenues was attributable primarily to the inclusion of Access One sales revenue following its acquisition in November 1997; and the inclusion of Camtech sales revenue which was acquired on March 31, 1998. Second quarter 1998 revenues as compared to second quarter 1997 revenues on a pro forma basis, assuming the Access One acquisition had occurred on January 1, 1997, of A$19,785,000 increased 38.5%, attributable principally to: growth in the number of active enterprise and residential customers using the Company's services and increases in billable hours; and increased revenue from the usage of ISDN connections and permanent modems. As of June 30, 1998, the Company's active customer base consisted of approximately 202,700 active customer accounts as compared to approximately 121,000 active customer accounts as at June 30, 1997.

         Cost of Revenues - Network Operations and Support. Cost of revenues - network operations and support includes: technical and customer support staff; network and equipment maintenance and support; depreciation, amortization and operating lease rental expense on network equipment; amortization of capitalized telecommunication installation costs and applicable overhead costs. Cost of revenues - network operations and support increased 71.9% to A$6,606,000 in the second quarter of 1998 from A$3,842,000 in the second quarter of 1997, but decreased as a percentage of net revenues to 24.1% from 29.4%, respectively. The increase in cost of revenues in absolute terms was primarily attributable to: inclusion of Access One network operations and support costs following the Company's acquisition of Access One in November 1997; and increased staffing costs as a result of expansion of the Company's customer support staff in order to enhance the level of customer service. The decrease in cost of revenues - network operations and support as a percentage of net revenues was primarily attributable to lower network operations and support costs as a percentage of revenues recorded by subsidiaries that have been acquired or have commenced accruing revenue since the second quarter of 1997, particularly Access One, which has lower technical support and customer support staffing levels than OzEmail.

         Cost of Revenues - Communications and Other. Cost of revenues - communications and other includes: monthly telecommunications expenses; a fee payable as a percentage of revenue to the New South Wales government for revenues sourced from government customers; merchant commissions on credit card sales; cost of domain name registrations; and cost of other products sold by the Company. Cost of revenues - communications and other increased 110.4% to A$9,686,000 in the second quarter of 1998 from A$4,604,000 in the second quarter of 1997, and increased marginally as a percentage of net revenues to 35.3% from 35.2%, respectively. The increase in cost of revenues in absolute terms was primarily attributable to: increased usage of the Internet by active customer accounts; increased megabyte usage due to the adoption of higher-speed modems by the Company's active customer accounts and increases in permanent modem connections; and inclusion of Access One communications costs that include dedicated leased bandwidth capacity to the United States that was in excess of usage requirements. This bandwidth capacity was reduced in February 1998 and the results reflect the first full quarter impact of this reduction.

         Sales and Marketing. Sales and marketing expenses include: sales and marketing personnel; promotional expenses; expenses related to the provision of the Company's online content services; and allocable overheads. Specific marketing costs include advertising, co-operative disk bundling with computer hardware and modem manufacturers and retailers, computer fairs and registration starter disks. Sales and marketing expenses increased 89.7% to A$5,716,000 in the second quarter of 1998 from A$3,013,000 in the second quarter of 1997, but decreased as a percentage of net revenues to 20.9% from 23.0%, respectively. The increase in sales and marketing expenses in absolute terms was primarily attributable to: an increase in the cost of salaries and wages related to the hiring of additional sales staff.

          Product Development. Product development expenses include: development of the OzEmail Interline Internet telephony related products/software; research and development costs; salaries of engineering staff; and allocable overheads. Product development expenses decreased to A$1,737,000 in the second quarter of 1998 from A$3,423,000 in the second quarter of 1997, and decreased as a percentage of net revenues to 6.3% from 26.2%. A one time adjustment was made for the Metro transaction in the second quarter of 1997. Apart from such adjustment, the decrease in product development costs was primarily attributable to significant amounts spent on the development of OzEmail Interline technologies in the second quarter of 1997.

         General and Administrative. General and administrative expenses include: expenses related to administrative staff; depreciation of non-network equipment; travel expenses of management; allocable overheads; and allowance for bad and doubtful accounts and bank charges. General and administrative expenses increased 63.3% to A$5,718,000 in the second quarter of 1998 from A$3,502,000 in the second quarter of 1997, and decreased as a percentage of net revenues to 20.9% from 26.8%. The increase in general and administrative expenses in absolute terms was primarily attributable to: hiring of additional staff; listing costs associated with completing a compliance listing on the Australian Stock Exchange; ("ASX") and inclusion of Access One and Camtech general and administrative expenses following their acquisitions in November 1997 and March 1998 respectively. The decrease as a percentage of net revenues is due to amounts provided for legal contingencies in second quarter 1997, which resulted in total general and administrative expenses comprising a higher proportion of revenues as compared to second quarter 1998.

         Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles relates to the excess of cost over estimated fair value of net assets acquired and certain other intangibles relating to purchase transactions. Goodwill and intangibles are amortized over periods ranging from two to five years. Amortization of goodwill and other intangibles of A$1,359,000 was recorded in the second quarter of 1998 primarily related to the acquisition of Access One and Camtech.

         Foreign exchange gain, net. Foreign exchange gains increased to A$321,000 in the second quarter of 1998 from A$0 in the second quarter of 1997. The increase is a result of the conversion to Australian dollars of monies held in US dollar bank accounts.

         Interest Income (Expense), Net. Interest income decreased to A$288,000 in the second quarter of 1998 from A$552,000 in the second quarter of 1997. The decrease was primarily attributable to a decrease in short-term Australian interest rates and a reduction in cash balances in the second quarter of 1998 as compared to the second quarter of 1997. Interest expense, increased to A$153,000 in the second quarter of 1998 from A$112,000, in the second quarter of 1997 primarily due to the outstanding capital leases during each respective period.

         Other Income (Expense), Net. Other income of A$63,000 in 1998 related primarily to the recognition of a deferred profit from the sale and lease-back of assets in the year ended December 31, 1997.

         Income Taxes. The Company recorded tax expense of A$362,000 in the second quarter of 1998 compared to A$3,423,000 in the second quarter of 1997. The reduction is due to the sale of the licence to Metro in second quarter 1997 which was taxable under Australian Taxation law.

          Net loss. The net loss for the second quarter of 1998 decreased to A$3,263,000 from A$8,290,000 in the second quarter of 1997. This represents a decrease of $5,027,000 over the 1997 quarter attributable primarily to a reduction in income tax expense due to the sale of the licence to Metro in second quarter 1997 which was taxable under Australian Taxation law in the second quarter of 1997. Net loss before provision for income taxes on a pro-forma basis (assuming the Access One acquisition had occurred on January 1, 1997) decreased 61% from A$7,438,000 for the three months ended June 30, 1997 to A$ 3,420,000 for the three months ended June 30, 1998. This is primarily attributable to considerable savings in communication costs and greater economies of scale in the network and operations support area.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

          Net Revenues: Total net revenues grew by 107.5% to A$49,434,000 in the first half of 1998 from A$23,829,000 in the first half of 1997. The increase in revenues was attributable primarily to the inclusion of Access One sales revenue following its acquisition in November 1997; and the inclusion of Camtech sales revenue; which was acquired on March 31, 1998. Revenues for the six months to June 30, 1998 as compared to the six months to June 30, 1997 revenues on a pro forma basis, assuming the Access One acquisition had occurred on January 1, 1997, of A$35,846,000 increased 38.0%, attributable principally to: growth in the number of active enterprise and residential customers using the Company's services and increases in billable hours; and increased revenue from the usage of ISDN connections and permanent modems. As of June 30, 1998, the Company's active customer base consisted of approximately 202,700 active customer accounts as compared to approximately 121,000 active customer accounts as at June 30, 1997.

         Cost of Revenues - Network Operations and Support. Cost of revenues - network operations and support increased 78.9% to A$12,540,000 in the six months to June 30, 1998 from A$7,008,000 in the six months to June 30, 1997, but decreased as a percentage of net revenues to 25.4% from 29.4%, respectively. The increase in cost of revenues in absolute terms was primarily attributable to: inclusion of Access One network operations and support costs following the Company's acquisition of Access One in November 1997; and increased staffing costs as a result of expansion of the Company's customer support staff in order to enhance the level of customer service. The decrease in cost of revenues - network operations and support as a percentage of net revenues was primarily attributable to lower network operations and support costs as a percentage of revenues recorded by subsidiaries that have been acquired or have commenced accruing revenue since June 30, 1997, particularly Access One, which has lower technical support and customer support staffing levels than OzEmail.

          Cost of Revenues - Communications and Other. Cost of revenues - communications and other increased 139.2% to A$19,252,000 in the six months to June 30, 1998 from A$8,050,000 in the six months to June 30, 1997, and increased as a percentage of net revenues to 38.9% from 33.8%, respectively. The increase in cost of revenues in absolute terms was primarily attributable to: increased usage of the Internet by active customer accounts; increased megabyte usage due to the adoption of higher-speed modems by the Company's active customer accounts and increases in permanent modem connections; and inclusion of Access One communications costs that include dedicated leased bandwidth capacity to the United States that was in excess of usage requirements. This bandwidth capacity was reduced in February 1998. The increase in cost of revenues - communications and other as a percentage of net revenues was primarily attributable to: higher Access One communications cost structure because of excess bandwidth capacity to the United States to February 1998.

          Sales and Marketing. Sales and marketing expenses increased 81.4% to A$10,473,000 in the six months to June 30, 1998 from A$5,772,000 in the six months to June 30, 1997, but decreased as a percentage of net revenues to 21.2% from 24.2%, respectively. The increase in sales and marketing expenses in absolute terms was primarily attributable to: an increase in the cost of salaries and wages related to the hiring of additional sales staff.

          Product Development. Product development expenses decreased to A$3,253,000 in the six months to June 30, 1998 from A$5,095,000 in the six months to June 30, 1997, and decreased as a percentage of net revenues to 6.6% from 21.4%, respectively. A one time adjustment was made for the Metro transaction in the second quarter of 1997. Apart from such adjustment, the decrease in product development costs was primarily attributable to significant amounts spent on the development of OzEmail Interline technologies in the second quarter of 1997.

          General and Administrative. General and administrative expenses increased 101.8% to A$9,977,000 in the six months to June 30, 1998 from A$4,944,000 in the six months to June 30, 1997, and decreased marginally as a percentage of net revenues to 20.2% from 20.7%, respectively. The increase in general and administrative expenses in absolute terms was primarily attributable to: hiring of additional staff; listing costs associated with completing a compliance listing on the Australian Stock Exchange; ("ASX") and inclusion of Access One and Camtech general and administrative expenses following their acquisitions in November 1997 and March 1998 respectively.

          Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangibles of A$2,490,000 was recorded in the six months to June 30, 1998 primarily related to the acquisition of Access One and the internet business of Camtech.

         Foreign exchange gain, net. Foreign exchange gains increased to A$235,000 in the six months to June 30, 1998 from A$4,000 in the six months to June 30, 1998. The increase is a result of the conversion to Australian dollars of monies held in US dollar bank accounts.

         Interest Income (Expense), Net. Interest income decreased to A$786,000 in the six months to June 30, 1998 from A$1,107,000 in the six months to June 30, 1997. The decrease was primarily attributable to a decrease in short-term Australian interest rates and a reduction in cash balances in the first half of 1998 as compared to the first half of 1997. Interest expense, increased to A$329,000 in the first half of 1998 from A$123,000, in the first half of 1997 primarily related to the outstanding capital leases during each respective period.

         Other Income (Expense), Net. Other income decreased to A$225,000 in the six months to June 30, 1998 from A$941,000 in the six months to June 30, 1997 as the previous period included a profit of A$775,000 from the sale of the Company's Web Wide Media business.

         Income Taxes. The Company recorded a tax benefit of A$101,000 in the six months to June 30, 1998 compared to tax expense of A$3,495,000 in the six months to June 30, 1997. The reduction is primarily due to the sale of the licence to Metro in the second quarter of 1997 which was taxable under Australian Taxation law.

          Net loss. Net loss decreased to A$7,533,000 in the six months to June 30, 1998 from A$8,606,000 in the six months to June 30, 1997. Net loss before provision for income taxes on a pro-forma basis (assuming the Access One acquisition had occurred on January 1, 1997) decreased 24.5% from A$10,112,000 for the six months ended June 30, 1997 to A$ 8,551,000 for the six months ended June 30, 1998. This is primarily attributable to the Company creating efficiencies from the acquisition through the elimination of duplicated infrastructure and the rationalization of excess bandwidth capacity used for transmission of data from the United States commencing in the second quarter of 1998.

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
LIQUIDITY AND CAPITAL RESOURCES

          The Company has historically financed its operations to date through cash flow from operations, shareholder loans, capital leases and the issuance of equity securities. During the six-month period ended June 30, 1998, the Company's Internet access business partially funded the continued development of OzEmail Interline and the on-going rationalization of the operations of Access One and OzEmail.

         Net cash flows used in operating activities in the six months to June 30, 1998 totaled A$14,275,000 as compared to net cash flows used in operating activities of A$1,483,000 in the six months to June 30, 1997. The increase in net cash flows used in operating activities in the first half of 1998 as compared to the first half of 1997 is primarily attributable to: tax payments of A$6,012,000 relating to the tax year ended December 31, 1997; and A$10,000,000 utilized to reduce an accrual for communications costs

         Net cash flows used in investing activities in the six months to June 30, 1998 totaled A$16,392,000 as compared to net cash flows used in investing activities of A$8,418,000 in the six months to June 30, 1997. The increase in net cash flows used in investing activities in the six months to June 30, 1998 as compared to the six months to June 30, 1997 is primarily attributable to a deposit of A$3,558,000 in connection with the purchase of IRU bandwidth capacity in the Southern Cross Cable and A$6,085,000 of investments in restricted term deposits related to infrastructure acquisitions. This has been offset to some extent by lower acquisition amounts outlaid on capital equipment as the Company's network was expanded considerably in the prior year; and the absence of a distribution to minority shareholders in the six months ended June 30, 1998 compared to the same period in 1997. As described in Note 6 to the Interim Financial Statements, the Company has open commitments of approximately US$10,080,000 and US$7,172,000 associated with obtaining capacity in the Southern Cross Cable and a trans-Pacific satellite link, respectively.

         Net cash flows used in financing activities totaled A$4,951,000 in the six months to June 30, 1998, as compared to net cash flows provided by financing activities of A$4,140,000 in the six months to June 30, 1997. The increase in net cash flows used in financing activities in the six months to June 30, 1998 was primarily attributable to the payment of dividends; and payments and restricted term deposits entered into under capital lease obligations; offset by proceeds received from the exercise of options by a director of the Company. Proceeds from a sale and leaseback transaction totaling A$5,000,000 were received in the six months ended June 30, 1997. No such transaction was entered into in the year to date period of 1998.

        The Company believes that its cash and cash equivalents of A$15,984,000 as at June 30, 1998 will be sufficient to meet its presently anticipated working capital requirements. However, in a press release issued on August 10, 1998, filed with the SEC on a separate Form 6K, the Company announced a planned offering of public debt and equity to raise US$250 million in capital for infrastructure to be deployed for the purpose of acquiring or building communications infrastructure including significant dedicated capacity in the Southern Cross Trans Pacific Cable, and long distance, inter- and intra-city, fibre optic cable. In the future, the Company may also seek to expand its operations by making acquisitions or entering into joint ventures or licensing agreements in domestic or international markets, which may require additional capital. Entrance into certain countries or markets could require a significant commitment of resources, which could in turn require the Company to obtain additional financing earlier than otherwise expected. There can be no assurance that the Company will be able to successfully raise US$250 million through its planned offering of public debt and equity or obtain additional financing in a timely fashion, and limitations imposed on the foreign ownership of stock under the Australian Foreign Takeovers and Acquisitions Act could frustrate such efforts. The Company may from time to time consider the acquisition of complementary businesses, products or technologies which may require additional financing, although it has no present legal commitments or agreements, with respect to any such transaction.

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
OTHER

         Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer, or in certain other limited circumstances. These limitations are set out in the Australian Foreign Takeovers and Acquisitions Act. At this time, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares in the Company, and the total holdings of all foreign persons must be less than 40% in the aggregate unless approval is granted by the Australian Treasurer. Such investment restrictions could have a material adverse effect on the Company's ability to raise capital as needed and could make difficult or render impossible attempts by foreign entities to acquire the Company, including attempts that might result in a premium over market prices to holders of the Company's American Depositary Shares.

YEAR 2000 COMPLIANCE

         The Company has established a Year 2000 Project Task Force to review all the Company's services with a view to ensuring they remain operational before, during and after the transition to the year 2000. In addition, the Company has retained an external consultant to undertake a complete year 2000 business risk analysis of the Company. The Company is assessing the internal readiness of its existing computer systems to handle the advent of the year 2000. The Company expects to implement any systems and programming changes necessary to address the year 2000 issues. Most of the Company's technology and systems are relatively new, and often were designed with regard for year 2000 concerns. In addition, the Company is engaged in a review of its major suppliers to assess the extent of their preparations for the year 2000. However, there can be no assurance that the systems operated by third parties that interface with the Company's systems will achieve year 2000 compliance in a timely manner. Upon completion of the external consultant's findings, the Company will finalize a budget for year 2000 compliance procedures. Currently the Company estimates that total direct year 2000 project management costs will not exceed A$500,000. It is expected that the external consultant will finalize its analysis by the end of the third quarter 1998. The Company does not anticipate any additional significant expenses to be incurred with respect to its year 2000 compliance program.

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company will be required to adopt both statements for the year ended December 31, 1998. Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has adopted SFAS 130 for the purposes of these financial statements in this Form 6-K. Such adoption did not have a material impact. Currently, net income and comprehensive income of the Company is not materially different. SFAS No. 131 requires that companies report separately, in the financial statements, certain financial and descriptive information about operating segments, if applicable. The Company is currently assessing its disclosure requirements under SFAS No. 131.

        In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This Statement of Position
(SOP) provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires that computer software costs that are incurred in the preliminary project stage, as defined by the standard, should be expensed as incurred. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project) and certain other costs incurred when developing computer software for internal use should be capitalized. The standard is effective for fiscal years beginning after December 15, 1997. The Company has adopted this standard in the first quarter of 1998 the impact of which was not material.

         On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. From time to time the Company has, and may in the future, enter into foreign currency contracts solely for hedging purposes. As of December 31, 1997 and June 30, 1998 there were no outstanding derivative instruments. As the Company's hedging activities are currently limited, management anticipates that the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        OZEMAIL LIMITED



                                        /s/ Ian McGregor
                                        ---------------------------------------
Date:  August 14, 1998                  Ian McGregor
                                        Chief Financial Officer

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